UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 1, 2013

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3000, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

(403) 231-3900

(Registrants telephone number, including area code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                     No  ☑

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☑

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

The following document is being submitted herewith:

•	Press Release dated September 6, 2013
•	Press Release dated September 18, 2013
•	Press Release dated September 23, 2013
•	Press Release dated September 26, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date: October 1, 2013	By:	/s/ “Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

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FOR IMMEDIATE RELEASE

U.S. Geothermal Inc. and Enbridge Inc. host FERC Chairman Jon Wellinghoff at Ribbon Cutting of Oregon’s First Commercial Geothermal Power Plant

VALE, Oregon – September 6, 2013 – U.S. Geothermal Inc. (NYSE MKT:HTM / TSX:GTH) and Enbridge Inc. (NYSE / TSX:ENB) today will host a ribbon-cutting ceremony to mark the completion of the first commercial geothermal power plant to be built in the State of Oregon. The Neal Hot Springs Geothermal Plant located near Vale, Oregon, was developed by U.S. Geothermal, a leading renewable energy company focused on the development, production, and sale of electricity from geothermal energy. Enbridge, a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations, is an equity partner in the venture.

FERC Chairman Jon Wellinghoff and Douglas Schultz, Director of Origination for the U.S. Department of Energy’s Loan Programs Office (LPO), along with other national, state, and county government officials, will be on hand to participate in the event. Chairman Wellinghoff was previously a member of U.S. Geothermal’s Board of Directors prior to accepting his FERC commission, and was on the Board at the time development of the project was first undertaken. Mr. Schultz leads the LPO’s lending activities focused on innovative alternative energy projects in the United States including solar, wind, geothermal, biofuels, clean fossil, nuclear, and the related transmission and extraction infrastructure.

The Neal Hot Springs Project was the first geothermal project to obtain a loan guarantee under the DOE’s Title XVII loan guarantee program, which was created by the Energy Policy Act of 2005 to support the deployment of innovative clean energy technologies. The Neal Hot Springs deployed the first of its kind binary cycle process, utilizing a supercritical cycle that uses R134a refrigerant as the working fluid, an innovative air-cooled condenser, as well as pre-fabricated modular construction of major plant components.

“We are extremely pleased to be honored with such distinguished guests at our grand opening celebration for our Neal Hot Springs project. We are very excited to unveil not only U.S. Geothermal’s first power plant in Oregon but also the first commercial geothermal power plant in the State”, said Mr. Dennis Gilles, Chief Executive Officer of U.S. Geothermal Inc. “The completion of this historic renewable energy plant marks an important step in expanding the contribution of geothermal energy in the United States to help meet our country’s effort to become more energy independent.”

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“As an energy delivery company, Enbridge is proud of its growing list of renewable and alternative energy technology projects,” said Chuck Szmurlo, Vice President, Alternative and Emerging Technology, Enbridge Inc. “ Over the past few years we’ve invested more than three billion dollars in a variety of green power projects, creating a strong base of assets which now includes investments in 12 wind farms and four solar facilities with a capacity to generate over 1,700 MW of emissions free energy.”

“Geothermal energy is a natural progression for Enbridge’s renewable energy portfolio. As owners and operators of solar and wind projects, we understand that in order for renewable energy to become a larger part of the electricity system, we need to deal with the intermittent nature of the source – the sun isn’t always shining and the wind doesn’t blow all the time, but the heat of the earth is constant and not intermittent,” Szmurlo added

About U.S. Geothermal Inc.:

U.S. Geothermal Inc. is a leading renewable energy company focused on the development, production and sale of electricity from geothermal energy and is operating geothermal power projects at Raft River, Idaho, San Emidio, Nevada and Neal Hot Springs, Oregon. The company is developing El Ceibillo, an advanced stage, steam geothermal prospect located within a 24,710 acre (100sq km) energy rights concession area located 8.5 miles (14 km) from Guatemala City, the largest city in Central America.

The information provided in this news release may contain forward-looking statements within the definition of the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. These statements are based on U.S. Geothermal Inc.’s current expectations and beliefs and are subject to a number of risks and uncertainties that can cause actual results to differ materially from those described, including but not limited to, the results from the exploration, production and injection well drilling at El Ceibillo. Readers are cautioned to review the risk factors identified by the company in its filings with Canadian and US securities agencies. Forward-looking statements are based on management’s expectations, beliefs and opinions on the date the statements are made. U.S. Geothermal Inc. assumes no obligation to update forward-looking statements if management’s expectations, beliefs, or opinions, or other factors, should change.

The NYSE MKT and the TSX do not accept responsibility for the adequacy of this release.

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About Enbridge Inc.:

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in the natural gas gathering transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in over 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

# # # #

For more information:

U.S. Geothermal	Enbridge Inc.

Saf Dhillon – Investor Relations U.S. Geothermal Inc. Tel: 866-687-7059 Fax: 208-424-1030 saf@usgeothermal.com	Larry Springer – Media Relations Enbridge Inc. U.S. media line: 877-496-8142 USmedia@enbridge.com

Jody Balko – Investment Community Enbridge Inc. (403) 231-5720 jody.balko@enbridge.com

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Press Release

EDF EN Canada and Enbridge Dedicate the

300 megawatt Lac-Alfred Wind Project

Amqui, (Quebec) Sept 18, 2013: EDF EN Canada Inc., a subsidiary of EDF Energies Nouvelles, and Enbridge Inc. (TSX:ENB) (NYSE:ENB), along with over 100 attendees, dedicated the 300 megawatt (MW) Lac-Alfred Wind Project today. The project is the third to be placed into service for the EDF EN Canada and Enbridge partnership, bringing total installed wind capacity in Quebec to 530 MWs.

Construction of Lac-Alfred commenced in June 2011 and reached commercial operation in two phases: Phase 1 (150 MW) in January, 2013; and Phase 2 (150 MW) in August 2013. In total, EDF EN Canada will develop and build 1,003.2 MW through seven wind energy projects awarded to EDF EN Canada through Hydro-Quebec call for tenders. This project represents one of four wind projects jointly owned by EDF EN Canada and Enbridge.

With an investment of about CAD $700 million, the project created more than 350 jobs during the peak construction phase, and around 15 permanent operation and maintenance jobs. Lac-Alfred generates enough clean electricity to meet the needs of about 70,000 Quebec homes.

“A project of this magnitude comes as a result of several years of work by a dedicated team of professionals, a quality relationship with Hydro-Quebec and more importantly the support and involvement of the local communities,” said Antoine Cahuzac, CEO, EDF Energies Nouvelles. “I am proud to take part in this dedication and extend my congratulations to the EDF EN Canada team not only for the completion of the largest wind project for our company, but also for their vision of renewable energy and priorities to develop and build each project with attention to safety and responsibility to the local environment. The Lac-Alfred project represents a best practice in wind farm development.”

Al Kurzenhauser, COO, EDF EN Canada added, “Over the next 20 years of this contract with Hydro-Quebec, the local municipalities will receive a combined contribution of $750,000 annually. We offer our sincere gratitude to the local communities for their support and enthusiasm of this magnificent project. Furthermore, we acknowledge the outstanding efforts of the development, engineering, construction and commissioning teams who rose to the challenge and set a new standard for being ahead of schedule, and on budget.”

“The Lac-Alfred Wind Project, in partnership with the municipalities, the regional county municipalities (MRC), the local development centers (CLD) and businesses in the region have greatly contributed to the economic development of the electoral district of Matane-Matapédia,” indicated the Minister of Tourism, minister responsible for the Bas-Saint-Laurent region, and deputy for Matane-Matapédia, Mr. Pascal Bérubé. “The benefits of this project are important for our community since they are not only financial but also enable us to develop an expertise in this rapidly expanding sector of excellence. Consequently, our region is well positioned as a leader in wind power development in Quebec.”

“Enbridge has been investing in Quebec’s energy infrastructure for nearly 40 years,” said Richard Bird, Executive Vice President, CFO & Corporate Development, Enbridge. “As a longtime partner, we’re proud to continue building strong relationships and further expand our presence in Quebec through this investment.”

“The successful completion of Lac Alfred, ahead of schedule, is the result of local community and municipality support, combined with the efforts of Enbridge, EDF EN Canada and our partners over the past two years,” added Don Thompson, Vice President, Green Power & Transmission for Enbridge. “With all 300 megawatts of Lac-Alfred now online, more than one-third of Enbridge’s total wind power capacity is now in Quebec. This reflects our view of Quebec as an attractive place to do business and we continue to investigate opportunities to expand our investments in the province.”

Lac-Alfred consists of 150 wind turbines supplied by REpower, with a portion of the equipment procured from the designated region of Gaspésie-Bas-Saint-Laurent.

“We are pleased to be part of the dedication of Lac-Alfred today, which is the biggest wind farm in Quebec to date. Together with EDF EN Canada, REpower has installed 530 MW in Quebec within a very short time frame. This was only possible due to the excellent and closely cooperating teams on both sides. I am glad that, once more, EDF EN Canada has put their trust in REpower – EDF EN and REpower have contracted more than 2 GW across the globe,” says Helmut Herold, CEO, REpower Systems Inc.”

Located in the municipalities of Saint-Cléophas, Sainte-Irène, Saint-Zénon-du-Lac-Humqui and the unorganized territory (UT) of Lac Alfred in the MRC de La Matapédia and in the municipality of La Rédemption and UT Lac-à-la-Croix in the MRC de La Mitis, the project further helps Enbridge meet its Neutral Footprint commitment to generate a kilowatt of renewable energy for every additional kilowatt of conventional power that the company’s operations consume.

EDF EN Canada Inc.’s operation and maintenance affiliate, EDF Renewable Services Inc. provides long-term operations and maintenance (O&M) services.

###

■ Contact EDF EN Canada Inc.:

Sandi Briner ¡ 858-521-3525 ¡ sandi.briner@edf-en.ca

Daniel Giguère ¡ 418-997-2545 ¡ daniel.giguere@edf-en.ca

■ Contact Enbridge Inc.:

Graham White ¡ Media ¡ 403-508-6563 or 888-992-0997 ¡ graham.white@enbridge.com

Jody Balko ¡ Investment Community ¡ 403-231-5720 ¡ jody.balko@enbridge.com

About EDF EN Canada Inc.:

EDF EN Canada, an EDF Energies Nouvelles Company, is a market leader in renewable energy development, with an integrated approach that covers every aspect of project origination and implementation through to electricity generation, operations and maintenance. The company offers financial strength, technical innovation and an unmatched commitment to customer service. EDF EN Canada draws on the market leadership of EDF Renewable Energy, EDF EN’s American affiliate. EDF Energies Nouvelles is a subsidiary of the EDF group. www.edf-energies-nouvelles.com www.edf-en.ca

About Enbridge Inc.:

Enbridge Inc. is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in close to 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers and one of Canada’s Top 100 Employers for 2013. Enbridge is included on the 2012/2013 Dow Jones Sustainability World Index and the Dow Jones Sustainability North America Index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

About EDF Renewable Services Inc:

EDF Renewable Services Inc. is the leading third-party provider of operations and maintenance services in North America. With 25 years of experience, EDF Renewable Services understands renewable energy facilities represent a substantial investment. The company takes an owner-operator approach to ensure maximum returns on the asset, full project value, and ongoing profitability for new and existing facilities. As part of a global organization with utility-scale wind and solar plants, the company brings depth of experience to every project. With more than 7 gigawatts of wind and solar under contract, EDF Renewable Services is the trusted leader in O&M. For more information visit: www.edf-renewable-services.com

NEWS RELEASE

Enbridge Gas Distribution Adjusts Prices

TORONTO, September 23, 2013 – Enbridge Gas Distribution Inc., a regulated natural gas distribution utility, announced today that it has received approval from the Ontario Energy Board (OEB) for new rates effective October 1, 2013.

For typical residential customers* who buy their gas supply and transportation from Enbridge Gas Distribution, the changes will result in an overall decrease of approximately $83 annually. This is primarily due to decreased commodity and transportation costs.

Typical residential customers, who purchase their gas supply from a marketer and obtain transportation services from Enbridge Gas Distribution, will see a decrease of about $39 annually. This is primarily due to decreased costs to transport natural gas.

Effective October 1, 2013, Enbridge Gas Distribution’s Gas Supply Charge will decrease from 14.0 cents per cubic metre (¢/m³) to 12.3 ¢/m³. The Cost Adjustment includes a refund on Gas Supply of 0.8 ¢/m³. Combined, these result in an effective Gas Supply Charge of 11.5 ¢/m³.

Enbridge Gas Distribution does not earn a profit on the price of natural gas. Gas supply costs are passed through to customers without any mark-up. Any difference between forecast costs and actual prices is either collected from or returned to customers through a Cost Adjustment.

Based on Enbridge Gas Distribution’s approved residential rates, natural gas is currently the most economical choice for home and water heating in Ontario. Natural gas is about 70 per cent less expensive than electricity and about 70 per cent less expensive than oil.**

A typical residential customer purchasing their gas supply from Enbridge is saving about $500 on their total annual natural gas bill compared to what they were paying five years ago. As of October 2013, the annual bill will be about $974. Five years ago, the annual bill for the same customer was about $1474.*

The total effect on a customer’s bill depends on how much gas a customer uses.

Enbridge Gas Distribution Inc. has a more than 160-year history and is Canada’s largest natural gas distribution company. It is owned by Enbridge Inc., a Canadian-based leader in energy transportation and distribution and one of the 2012 Global 100 Most Sustainable Corporations. Enbridge Inc. has been selected as one of Canada’s Greenest Employers for 2012 and is one of Canada’s Top 100 Employers. Enbridge Gas Distribution and its affiliates distribute natural gas to two million customers in Ontario, Quebec, New York State and New Brunswick. For more information, visit www.enbridgegas.com.

* Calculations are based on the assumption that a typical residential customer uses about 3,064 cubic metres of natural gas a year for home and water heating. Historical calculations use typical monthly consumption and Enbridge Gas Distribution’s residential rates in effect from January 2008 to December 2008 as compared to those in effect January 2013 to December 2013.

** Natural gas rates are based on Enbridge Gas Distribution Inc.’s approved residential rates effective October 1, 2013. Electricity rates are based on Toronto Hydro’s Ontario Energy Board’s approved rates effective May 2013 and do not include the Ontario Clean Energy Benefit. Oil prices are based on publicly posted Statistics Canada historical rates up to and including rates available as of July 2013. Costs have been calculated for the equivalent energy consumed by a typical residential customer and include all service, delivery and energy charges. HST is not included.

Media contact:

Scott Foster

Tel: 416-753-7851

scott.foster@enbridge.com

NEWS RELEASE

Enbridge Day 2013 Investment Community Conference to be Webcast

CALGARY, Alberta, September 26, 2013 – Enbridge Inc. (TSX and NYSE: ENB) will hold its 15th annual Enbridge Day Investment Community Conference on Tuesday, October 1 in Toronto and Wednesday, October 2 in New York. These sessions are designed to provide insight to investors on the business fundamentals, the key priorities of the Company and the business outlook.

The October 1 Enbridge Day conference in Toronto will be webcast beginning at 8 a.m. Eastern time. Interested parties may register for the webcast here. The webcast will be archived and available for replay October 2 on the Enbridge Inc. website at enbridge.com/InvestorRelations/Events.aspx. A complete transcript and podcast will be available on the website shortly thereafter.

The webcast format will be listen-only with the Q&A portion of the conference held live and on-site in Toronto.

The conference call will cover the Company’s most recent financial results and may contain forward-looking statements. When used in the call, words such as “anticipate”, “expect”, “project”, and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities law and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian Company, is a North American leader in delivering energy and has been included on the Global 100 Most Sustainable Corporations in the World ranking for the past five years. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a significant and growing involvement in natural gas gathering, transmission and midstream businesses, and an increasing involvement in power transmission. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. As a generator of energy, Enbridge has interests in over 1,600 megawatts of renewable and alternative energy generating capacity and is expanding its interests in wind, solar and geothermal energy. Enbridge employs more than 10,000 people, primarily in Canada and the U.S., and is ranked as one of Canada’s Greenest Employers, and one Canada’s Top 100 Employers for 2013. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION

PLEASE CONTACT:

Glen Whelan Media (403) 508-6563 or toll-free (888) 992-0997 Email: glen.whelan@enbridge.com	Jody Balko Investment Community (403) 231-5720 Email: jody.balko@enbridge.com